Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Telephone: 212-837-6000 Fax: 212-422-4726 hugheshubbard.com

October 14, 2009

By EDGAR

Securities and Exchange Commission
100 F St., N.E.
Washington DC 20549
Attention:  John Reynolds

Re:

Atlantica, Inc.
Form 10-K Filed May 1, 2009 by Atlantica, Inc.
File No. 0-24379

Ladies and Gentlemen:

On behalf of our client, Atlantica, Inc. (“Atlantica”), set forth below are responses to the comment letter dated September 28, 2009 from John Reynolds to Alan D. Gordon regarding the above-captioned Form 10-K filed by Atlantica (the “Form 10-K”) under the Securities Exchange Act of 1934, as amended.  The numbered paragraph and heading below corresponds to the heading and number in the comment letter.  For your reference, following each numbered paragraph, we have reproduced in italics the comment that corresponds thereto.

Form 10-K filed on May 1, 2009, as amended by Form 10-K/A-1 filed on September 3, 2009

Signature Page

1.

We note your response to comment 2 of our letter dated July 29, 2009.  We also note that the company filed a Form 10-K/A on 9/3/09 which did not provide the signatures required by the Form 10-K. The amended filing did not include the signature section “Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.” Please amend your Form 10-K/A to include the complete signature page required by the form. See the Signatures section of Form 10-K.

Atlantica -- Response to SEC comments on 10-KA2.doc

The signature page to the amended filing will be revised pursuant to Amendment No. 2 to the Form 10-K (“Amendment No. 2”) to i nclude the complete signature page required by Form 10-K.  Amendment No. 2 will be filed with the Securities and Exchange Commission in a timely manner.

* * * * *

Attached as Exhibit A hereto is a letter signed by an authorized representative of Atlantica making the acknowledgements you requested in your letter.

Please call Michael Weinsier at (212) 837-6690 with any questions or comments regarding the foregoing.

Atlantica -- Response to SEC comments on 10-KA2.doc

Thank you for your consideration.

Very truly yours,

HUGHES HUBBARD & REED LLP

By: /s/ Matthew P. O’Donnell

      Matthew P. O’Donnell

Enclosure

cc:

Atlantica, Inc.

Alan D. Gordon

Michael Weinsier

Atlantica -- Response to SEC comments on 10-KA2.doc

EXHIBIT A

Reference is made to the Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on May 1, 2009 by Atlantica, Inc. (the “Company”).  The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing referred to above;

•

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  October 14, 2009

ATLANTICA, INC.

By: /s/ Alan D. Gordon

     Name:  Alan D. Gordon

     Title:    President, Chief Executive Officer and

    Director

Atlantica -- Response to SEC comments on 10-KA2.doc